UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-110499-90
Principal Life Income Fundings Trust 2005-1
(by Principal Life Insurance Company as depositor)
(Exact name of registrant as specified in its charter)
Principal Life Income Fundings Trust 2005-1
c/o Principal Life Insurance Company, as depositor
711 High Street
Des Moines, Iowa 50392-0001
(515) 247-5111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Principal® Life CoreNotes®
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 8
     Pursuant to the requirements of the Securities Exchange Act of 1934 Principal Life Income Fundings Trust 2005-1 (by Principal Life Insurance Company, as depositor) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 13, 2006	By:	/s/ Karen A. Pearston

Karen A. Pearston
Second Vice President and Counsel
“Principal®” is a registered service mark of Principal Financial Services, Inc. and is used under license.
“CoreNotes®” is a registered service mark of Merrill Lynch & Co., Inc.